UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BOSTON SCIENTIFIC CORPORATION
(Name Of Subject Company (Issuer) Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

10113707
(CUSIP Number of Class of Securities)

Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee*

Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

March 8, 2007
Important Information for Employees — Stock Option Exchange Program Proposed for BSC Stockholder Approval
From: Lucia Quinn, Executive Vice President, Human Resources
As you know, our equity award programs are designed to attract, retain and motivate our key employees. However, the retention value of this portion of our total compensation program has been weakened by the recent declines in our stock price. Earlier this week, the Compensation Committee of the BSC Board of Directors approved a stock option exchange program for BSC employees, which if approved by BSC’s stockholders at our annual meeting on May 8th, would be implemented in early June. BSC’s Executive Committee and the Board of Directors will be excluded from participating in this program.
Under this program, eligible employees would be permitted to exchange their outstanding options with exercise prices of $25 or more, for a lesser number of deferred stock units (DSUs), each of which would convert to one share of BSC common stock when certain vesting or performance conditions have been met.
This proposed program is outlined in the BSC preliminary proxy statement, which was filed earlier this week. Please be aware that, although the filing of the proxy often results in some coverage by the media and Wall Street, the proposed option exchange program must first be approved by our stockholders at our annual meeting on May 8. In the meantime, we wanted to give you some background about the exchange program. A description of the program is contained in our preliminary proxy statement, which is publicly available on our website [www.bostonscientific.com / Investor Relations / SEC Filings], under Proposal No. 4 beginning on page 56.
We have proposed this exchange program in order to increase the retention value of our equity awards and enhance employee engagement, and the Compensation Committee of our Board of Directors is supportive of it. The program would permit eligible employees to surrender their existing options with an exercise price of $25 or more for a lesser number of DSUs, based on an exchange ratio to be determined at the time we launch the exchange. The exchange ratio will be determined in part by the actual exercise price of the options being exchanged as well as the stock price on the date of the exchange. The new DSUs would have a new vesting schedule, requiring employees to continue their employment with BSC for a specific period in order to realize the benefits of the new awards. The new vesting period will be determined in part by how vested your exchanged options were.
The program is entirely voluntary and, if approved by our stockholders, you will be sent written materials explaining the terms and timing of the program and describing the steps you would need to take if you wish to participate.
Thank you.
This memo does not constitute an offer to sell or the solicitation of an offer to buy your securities. The option exchange will involve a formal tender offer for your options. Anyone to whom the tender offer is directed will be notified when the tender offer commences. We will deliver the actual tender offer documents to all affected option holders when the tender offer commences, and those documents will also be available for free at the SEC’s website.